

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Mr. Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, TN 37129

> **Re:** **National Health Investors, Inc.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 18, 2014**
> **File No. 001-10822**

Dear Mr. Hopkins:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 57

1.   Please tell us how you have complied with paragraph 29 of ASC 310-10-50.

Form 10-K/A for the year ended December 31, 2013

Exhibit 99.1

Report of Independent Auditors

2.   Please amend your filing to include a signature from the auditors of Holiday AL Holdings LP.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

                                                            Sincerely,

                                                            /s/ Kevin Woody

                                                            Kevin Woody
                                                            Branch Chief